                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            BROADWAY & SEYMOUR, INC.
--------------------------------------------------------------------------------

                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                    111433108
     -----------------------------------------------------------------------

                                 (CUSIP number)

                             Frederick S. Downs, Jr.
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------

   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 6, 1998
     -----------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)

                        --------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  111433108                                         Page 2 of 12 Pages
-----------------------------------------                 ---------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Investment Partners, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,220,300

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   1,220,300

         WITH              10    SHARED DISPOSITIVE POWER

                                 None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,220,300 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.2%

    14       TYPE OF REPORTING PERSON *

             PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 111433108                                          Page 3 of 12 Pages
-----------------------------------------                 ---------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Group, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,220,300

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   1,220,300

         WITH              10    SHARED DISPOSITIVE POWER

                                 None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,220,300 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.2%

    14       TYPE OF REPORTING PERSON *

             PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  111433108                                         Page 4 of 12 Pages
-----------------------------------------                 ---------------------


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Capital Management, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,220,300

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   1,220,300

         WITH              10    SHARED DISPOSITIVE POWER

                                 None


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,220,300 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.2%

    14       TYPE OF REPORTING PERSON *

             CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the common stock, par value $.01 ("Common Stock"), of Broadway & Seymour, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 128 South Tryon Street, Charlotte, NC 28202.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a), (b) and (c). The persons filing this Statement are PAR Investment Partners, L.P., ("PIP"), PAR Group, L.P. ("PAR Group") and PAR Capital Management, Inc. ("PAR Capital").

                  PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

                  The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

                  The sole general partner of PAR Group, is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

                  Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III is Suite 1600, One Financial Center, Boston, MA 02111.

                  (d) and (e). During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                     5 of 12

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activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III are all citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  Between July 25, 1997 and June 24, 1998 PIP purchased 1,220,300 shares of Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in
Item 5.

ITEM 4.           PURPOSE OF TRANSACTION.

                  PIP acquired the shares of Common Stock in the ordinary course of business for investment purposes. On May 18, 1998, PIP, PAR Group and PAR Capital (collectively, the "Reporting Person") filed a Schedule 13G pursuant to Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(e)(i). On July 6, 1998, the Reporting Person sent a letter to the Issuer describing its views regarding the management of the Issuer. A copy of the letter is attached hereto as Exhibit 7(b). The Reporting Person has not made any decision as to its intended course of action with respect to its ownership interest in the Issuer. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person expects to take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the Issuer's industries generally, other business opportunities available to the Reporting Person and other developments with respect to the business of the Reporting Person, general economic conditions and monetary and stock market conditions, including the market price of the Common Stock. In such event, the Reporting Person would likely consider the feasibility and advisability of various alternative courses of action, and the Reporting Person reserves the right, (i) to hold its shares of Common Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of the Common Stock or otherwise), (ii) to form a "group" with other beneficial owners of Common Stock,
(iii) to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iv) to dispose of all or part of its holdings of Common Stock, (v) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4, or (vi) to change its intention with respect to any or all of the matters referred to in this Item 4.

                  Other than as described above, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving

                                     6 of 12
the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 1,220,300 shares of the Common Stock of the Issuer, representing approximately 13.2% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of the Issuer believed to be outstanding as of April 30, 1998, as reported in the Form 10-Q of the Issuer for the quarterly period ending March 31, 1998 (which is the most recently available filing by the Issuer with the Commission) is 9,228,623. The total amount of funds used in purchasing the 1,220,300 shares of Common Stock was $10,760,262.20.

                  To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

                  (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 1,220,300 shares of Common Stock of the Issuer.


                                     7 of 12

                  (c) To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Common Stock of the Issuer during the past 60 days, other than as set forth below:

                                            Number of Shares
                                            of Common Stock                    Price
                    Date                    Purchased (1)                      Per Share
                    ----                    -------------                      ---------

                  05/06/98                           4,000                         6.425
                  05/07/98                           3,400                         6.425
                  05/08/98                          33,400                         6.743
                  05/12/98                          10,000                         7.050
                  05/12/98                          25,000                         7.063
                  05/13/98                           8,400                         6.907
                  05/13/98                          18,000                         6.927
                  05/14/98                           7,000                         6.875
                  05/15/98                           7,000                         6.875
                  05/19/98                          16,000                         6.644
                  05/20/98                          20,000                         6.250
                  05/20/98                          15,000                         6.250
                  05/20/98                          10,000                         6.425
                  05/21/98                           2,000                         6.238
                  05/21/98                          40,000                         6.250
                  05/22/98                          20,000                         6.125
                  05/26/98                         105,000                         6.125
                  05/28/98                           5,000                         5.938
                  05/28/98                           3,000                         5.800
                  06/01/98                           8,000                         5.875
                  06/15/98                           6,500                         5.300
                  06/24/98                           3,000                         5.375

(1) All transactions were effected on the Nasdaq National Market System



                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.


                                     8 of 12

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         7(a)     Joint Filing Agreement

         7(b)     Letter from the Reporting Person to the Issuer dated July 6,
                  1998.


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



                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1998

                          PAR INVESTMENT PARTNERS, L.P.
                          By:      PAR GROUP, L.P.
                                   its general partner
                          By:      PAR CAPITAL MANAGEMENT, INC.
                                   its general partner

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------

                          PAR GROUP, L.P.
                          By:      PAR CAPITAL MANAGEMENT, INC.,
                                   its general partner

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------

                          PAR CAPITAL MANAGEMENT, INC.

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------



                                    10 of 12

                                  EXHIBIT 7(a)
                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Broadway Seymour, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

                  In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of July, 1998.

                          PAR INVESTMENT PARTNERS, L.P.
                          By:      PAR GROUP, L.P.
                                   its general partner
                          By:      PAR CAPITAL MANAGEMENT, INC.
                                   its general partner

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------

                          PAR GROUP, L.P.
                          By:      PAR CAPITAL MANAGEMENT, INC.,
                                   its general partner

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------

                          PAR CAPITAL MANAGEMENT, INC.

                          By:      /s/ Frederick S. Downs, Jr., Vice President
                                   -------------------------------------------








                                    11 of 12

                                  EXHIBIT 7(b)
         LETTER FROM REPORTING PERSON TO THE ISSUER DATED JULY 6, 1998.


PAR CAPITAL MANAGEMENT, INC.

One Financial Center

Suite 1600

Boston, Massachusetts  02111

                                             July 6, 1998

Mr. Alan Stanford
Chairman and Chief Executive Officer
Broadway & Seymour, Inc.
128 South Tryon St.
Charlotte, NC  28202

Dear Mr. Stanford,

As a significant shareholder in Broadway & Seymour, I continue to be frustrated by the level of disclosure and the performance of management at Broadway & Seymour. Recently I wrote to you and outlined three points: Charlotte has a business model problem and should be sold, there should be full, accurate and timely disclosure of material financial information to the shareholders, and the board should develop tangible benchmarks for measuring the performance of management. Because the progress has been so dismal from my viewpoint, I felt compelled to contact you again.

Regarding Charlotte, I can only hope that you are seeking an acquirer for this part of the business. My biggest fear is that you sell Elite and use the proceeds to fund continuing losses at Charlotte. I consider this the worst mistake you can make as a director, and as a significant shareholder, I would consider this a significant breach of your fiduciary duty.

Regarding management's performance, I do not have many more data points by which to make a judgement. One data point is that the stock closed last week at $6.00 versus the $7.50 it was trading at when I wrote to you in March.

Regarding financial disclosure, the company has taken a large step backward since my previous letter. The first quarter conference call was held, and management offered no forward financial guidance. When asked if that meant the guidance from the previous call was still valid, management also refused to comment. If management believes that existing guidance is inaccurate, this information should be relayed as soon as it is known. If management believes that existing guidance is accurate, then they should say so. If the policy is going to be that no forward guidance is going to be given, then that policy should be stated and approved. As best I can determine, management gave guidance in February, wouldn't give guidance in May, but promised they would give guidance again by the end of June. I hope you can see how inconsistent this is.

June has come and gone, and management has still not offered any financial guidance. As a shareholder, I am faced with a management team that not only refuses to tell me what their current expectations are for the business, but also lies about when they will tell us about the current state of the business. I believe that management is destroying shareholder value at an accelerating rate, hiding the truth from shareholders, and you are failing in your jobs to represent the shareholders in the oversight of senior management.

                                             Sincerely,

                                             /s/ Bart Epker
                                             ------------------
                                             Arthur G. Epker III

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